UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

K-Sea Transportation Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48268Y101

(CUSIP Number)

Timothy J. Casey
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

Telephone: (732) 565-3818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268Y101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EW Transportation LLC (See Note 1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,041,250

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,041,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 15.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 48268Y101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Park Avenue Transportation Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,041,250 (See Note 1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,041,250 (See Note 1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,250 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 15.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 48268Y101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian P. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,052,050 (See Note 1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,052,050 (See Note 1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,050 (See Note 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 15.4%

14.	Type of Reporting Person (See Instructions) IN

Note 1:  EW Transportation LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by KSP Investors A L.P., KSP Investors B L.P. and KSP Investors C L.P. (each a “KSP Entity”).  Park Avenue Transportation Inc. (“PAT”) is the general partner of each KSP Entity.  Mr. Brian P. Friedman owns 51% of PAT.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW Transportation LLC.  Mr. Friedman and PAT disclaim beneficial ownership of those securities.

Item 1.    Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Tower Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816.

Item 2.    Identity and Background

(a)           This Schedule 13D is filed by (i) EW Transportation LLC, a Delaware limited liability company (“EW LLC”), (ii) Park Avenue Transportation Inc., a Delaware corporation (“PAT”), and (iii) Mr. Brian P. Friedman (“Friedman” and, together with EWT LLC and PAT, the “Reporting Persons”).

EW LLC is owned by individual investors, including certain of the Issuer’s directors and executive officers, and by KSP Investors A L.P. (57.6% economic interest), KSP Investors B L.P. (19.8% economic interest) and KSP Investors C L.P. (12.6% economic interest) (each, a “KSP Entity”).  Mr. Friedman also owns 51% of PAT, which is the general partner of each KSP Entity.  Mr. Friedman and PAT may be deemed to beneficially own the securities owned by EW LLC and its subsidiaries.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  Mr. Friedman and PAT disclaim beneficial ownership of these securities.

(b)           The business address of EW LLC is One Tower Center Boulevard, 17th Floor, East Brunswick, New Jersey 08816.  The business address of PAT and Friedman is 520 Madison Avenue, New York, New York 10022.

(c)           The principal business of EW LLC is to hold common and subordinated units in the Issuer.  PAT’s principal business is to hold a general partner interest in each KSP Entity.  Mr. Friedman owns 51% of PAT, and has served as a director of the general partner of the Issuer since July 2003. Mr. Friedman has been a managing member of Jefferies Capital Partners, a private investment firm, and affiliated entities since 1997.  Mr. Friedman also serves as Chairman of the Executive Committee of Jefferies & Company, Inc.  Mr. Friedman serves as a director of Jefferies Group, Inc., an investment banking firm, and various private companies in which Jefferies Capital Partners or its affiliates have an interest.

(d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Friedman is a U.S. citizen.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of EW LLC or PAT has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Issuer was formed on July 8, 2003 as a Delaware limited partnership to own and operate the refined petroleum product marine transportation, distribution and logistics business previously conducted by EW LLC and its subsidiaries.  In connection with its initial public offering in January 2004, the Issuer issued an aggregate of 665,000 Common Units and 4,165,000 subordinated units representing limited partner interests (“Subordinated Units”) to EW LLC and its subsidiaries.  The 665,000 Common Units were redeemed by the Issuer in January 2004 in connection with the Issuer’s initial public offering.

During the subordination period, the Subordinated Units will not be entitled to receive any distributions until the Common Units have received the minimum quarterly distribution of $0.50 per Common Unit plus any arrearages from prior quarters.  The subordination period will end once the Issuer meets the financial tests in its Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), but it generally cannot end before December 31, 2008.  When the subordination period ends, all Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.  Prior to December 31, 2008, up to 50% of the Subordinated Units may convert into Common Units if the Issuer meets certain financial tests described in the Partnership Agreement.  On February 14, 2007, 25% of the outstanding Subordinated Units (or 1,041,250 Subordinated Units) converted into Common Units of the Issuer upon the achievement of one of the financial tests.  The early conversion of the next 25% of Subordinated Units (or 1,041,250 Subordinated Units) may not occur until at least one year after the first early conversion.

Item 4.    Purpose of Transaction.

The Common Units reported in Item 3 above were acquired for investment purposes.

K-Sea General Partner GP LLC, a Delaware limited liability company (“K-Sea GP”), is the general partner of K-Sea General Partner L.P., which is the general partner of the Issuer (the “General Partner”).  K-Sea GP manages the Issuer’s operations and activities.  The General Partner is not elected by the Issuer’s unitholders, and the Issuer’s unitholders are not entitled to elect the directors of K-Sea GP or directly or indirectly participate in the Issuer’s management or operation.

Under the First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (the “LLC Agreement”), the directors of K-Sea GP are elected by its members, which include certain members of the Issuer’s management (10%) and the KSP Entities (90%).  Through his ownership interest in PAT, Mr. Friedman has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Reporting Persons’ investment.

Under the Partnership Agreement, the General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates, and the Issuer receives an opinion of counsel regarding limited liability and tax matters.  Any removal of the General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Common Units and Subordinated Units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by the General Partner and its affiliates would give it and its affiliates the practical ability to prevent its removal.  Because the Reporting Persons control greater than 33 1/3% of the outstanding units, they can prevent the removal of the General Partner.

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner or otherwise change the Issuer’s management.  If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.  This loss of voting rights does not apply to any person or group that acquires the units from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires the units with the prior approval of the board of directors of K-Sea GP.

The Partnership Agreement also provides that if the General Partner is removed under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal:

•                  the subordination period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis;

•                  any existing arrearages in payment of the minimum quarterly distribution on the Common Units will be extinguished; and

•                  the General Partner will have the right to convert its general partner interest and its incentive distribution rights into Common Units or to receive cash in exchange for those interests.

The Subordinated Units owned of record by EW LLC and its subsidiaries are convertible into Common Units on a one-for-one basis once certain financial tests set forth in the Issuer’s Partnership Agreement are met. The Common Units issued upon conversion of the Subordinated Units may be distributed to the respective members of EW LLC, although EW LLC and its subsidiaries may elect to dispose of some or all of the Subordinated Units earlier in public or private transactions.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available.

These registration rights continue for two years following any withdrawal or removal of the General Partner as our general partner.

As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units or Subordinated Units now owned or hereafter acquired by them to one or more purchasers:

•                                          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•                                          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•                                          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•                                          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•                                          any material change in the present capitalization or dividend policy of the Issuer;

•                                          any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•                                          changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                                          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                                          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                                          any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on May 5, 2006, which is incorporated in its entirety in this Item 4.  References to, and descriptions of, the LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003, which is incorporated in its entirety in this Item 4.

Item 5.    Interest in Securities of the Issuer

(a)           (1)  EW LLC is the record and beneficial owner of 1,041,250 Common Units, which represents 15.3% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 6,816,800 Common Units outstanding as of February 14, 2007).  EW LLC also is the record owner of 1,941,932 Subordinated Units and the beneficial owner of 1,181,818 Subordinated Units held by its wholly owned subsidiaries.  The Subordinated Units may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.

(2)  PAT, as the sole general partner of each of the KSP Entities, may be deemed to beneficially own the 1,041,250 Common Units held by EW LLC, which represents 15.3% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 6,816,800 Common Units outstanding as of February 14, 2007).  PAT may also be deemed to be the beneficial owner of the 3,123,750 Subordinated Units held by EW LLC and its subsidiaries, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.  PAT disclaims beneficial ownership of these securities.

(3)  Mr. Friedman is the record and beneficial owner of 10,800 Common Units, which represents 0.16% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 6,816,800 Common Units outstanding as of February 14, 2007).  Mr. Friedman, as the owner of 51% of the equity interests of PAT, may be deemed to beneficially own the 1,041,250 Common Units held by EW LLC, which represents 15.3% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 and there being 6,816,800 Common Units outstanding as of February 14, 2007). Mr. Friedman may also be deemed to be the beneficial owner of the 3,123,750 Subordinated Units held by EW LLC and its subsidiaries, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.  Mr. Friedman disclaims beneficial ownership of the securities owned by EW LLC and its subsidiaries.

(4) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)  EW LLC has the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by EW LLC on the cover page of this Schedule 13D and in this Item 5.  See Schedule 1 for the information applicable to the Listed Persons.  The members of EW LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by EW LLC. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, EW LLC and its subsidiaries, as limited partners of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement of the Issuer.

Cash Distributions

Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.50 per unit per quarter, or $2.00 per unit on an annualized basis, if the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to the General Partner in reimbursement for all expenses incurred by it on the Issuer’s behalf. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

•                  first, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each outstanding Common Unit has received the minimum quarterly distribution for that quarter plus any arrearages from prior quarters;

•                  second, 98% to the Subordinated Units, pro rata, and 2% to the General Partner, until each Subordinated Unit has received the minimum quarterly distribution for that quarter; and

•                  third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder has received a distribution of $0.55 per unit for that quarter.

If cash distributions per unit exceed $0.55 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

Pursuant the terms of the Issuer’s Partnership Agreement, the subordination period will end once the Issuer meets the financial tests in the Partnership Agreement, but it generally cannot end before December 31, 2008.  When the subordination period ends, all Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.  Prior to December 31, 2008, up to 50% of the Subordinated Units may convert into Common Units if the Issuer meets certain financial tests described in the Partnership Agreement.  On February 14, 2007, 25% of the outstanding Subordinated Units (or 1,041,250 Subordinated Units) converted into Common Units of the Issuer upon the achievement of one of the financial tests.  The early conversion of the next 25% of Subordinated Units (or 1,041,250 Subordinated Units) may not occur until at least one year after the first early conversion.

Limited Call Right

If at any time the General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, the General Partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•                  the highest price paid by the General Partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those partnership securities; or

•                  the current market price as of the date three days before the date the notice is mailed.

As a result of the General Partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The Partnership Agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the Partnership Agreement.  The General Partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker.  If the General Partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the limited call right.

There is no restriction in the Partnership Agreement that prevents the General Partner from issuing additional Common Units and exercising its call right. If the General Partner exercised its limited call right, the effect would be to take the Issuer private and, if the units were subsequently deregistered, the Issuer would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Voting Rights

The Partnership Agreement of the Issuer sets forth the voting rights of the partners of the Issuer, including, among others, those for the removal of the General Partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Issuer.

Registration Rights

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as the Issuer’s general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

First Amended and Restated Limited Liability Company Agreement of K-Sea GP

Under the LLC Agreement, the members of K-Sea GP have the right to elect the members of the board of directors of K-Sea GP.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“Commission”) on May 5, 2006, which is incorporated in its entirety in this Item 6.  References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.8 to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2003, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits.
99.1

Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006).

99.2

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Partnership’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.3

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Partnership’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 26, 2007.

EW TRANSPORTATION LLC

By:	/s/ Timothy J. Casey
Timothy J. Casey
President and Chief Executive Officer

PARK AVENUE TRANSPORTATION, INC.

By:	/s/ Brian P. Friedman
Brian P. Friedman
President

BRIAN P. FRIEDMAN

/s/ Brian P. Friedman
Brian P. Friedman

14

Schedule 1

Listed Persons

Executive Officers of EW Transportation LLC

Timothy J. Casey
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816
Principal Occupation: President and Chief Executive Officer of the Issuer
Citizenship: USA
Amount Beneficially Owned: 31,000 Common Units (less than 1%)*

John J. Nicola
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816
Principal Occupation: Chief Financial Officer of the Issuer
Citizenship: USA
Amount Beneficially Owned: 17,000 Common Units direct and 1,000 indirect (less than 1%)*

Thomas M. Sullivan
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816
Principal Occupation: Vice President, Operations of the Issuer
Citizenship: USA
Amount Beneficially Owned: 10,600 Common Units (less than 1%)*

Richard P. Falcinelli
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816
Principal Occupation: Vice President, Administration of the Issuer
Citizenship: USA
Amount Beneficially Owned: 10,800 Common Units direct and 400 Common Units indirect (less than 1%)*

Board of Directors of EW Transportation LLC

James J. Dowling
520 Madison Avenue
New York, New York 10022
Principal Occupation: Senior Advisor of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 18,000 Common Units direct (less than 1%)*

15

Timothy J. Casey
(see above)

James L. Luikart
520 Madison Avenue
New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 0

Seth E. Wilson
520 Madison Avenue
New York, New York 10022
Principal Occupation: Managing Director of Jefferies Capital Partners
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Park Avenue Transportation, Inc.

Brian P. Friedman
President
See accompanying Schedule 13D

James Luikart
Vice President, Secretary and Treasurer
(see above)

Board of Directors of Park Avenue Transportation Inc.

Brian P. Friedman
(see above)

James Luikart
(see above)

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units

16

EXHIBIT INDEX

99.1

Third Amended and Restated Agreement of Limited Partnership of K-Sea Transportation Partners L.P. (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006).

99.2

First Amended and Restated Agreement of Limited Partnership of K-Sea General Partner L.P. (incorporated by reference to Exhibit 3.6 to the Partnership’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.3

First Amended and Restated Limited Liability Company Agreement of K-Sea General Partner GP LLC (incorporated by reference to Exhibit 3.8 to the Partnership’s Quarterly Report on Form 10-Q for the period ended December 31, 2003).

99.4	Joint Filing Statement (filed herewith).

17